UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Amendment No. )

 Eiger BioPharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

28249U105
 (CUSIP Number)

August 17, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 ☐ Rule 13d-1(b)

 ☒ Rule 13d-1(c)

 ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28249U105		13G	Page 2 of 11 Pages
1	NAME OF REPORTING PERSONS Moshe Arkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 447,609 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 447,609 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 447,609 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.35% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) IN

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 8,367,030 shares of Common Stock outstanding as of August 3, 2017 (as provided in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 11, 2017).

CUSIP No. 28249U105		13G	Page 3 of 11 Pages
1	NAME OF REPORTING PERSONS Sphera Funds Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 447,609 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 447,609 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 447,609 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.35% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*)  The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 8,367,030 shares of Common Stock outstanding as of August 3, 2017 (as provided in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 11, 2017).

CUSIP No. 28249U105		13G	Page 4 of 11 Pages
1	NAME OF REPORTING PERSONS Sphera Global Healthcare GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 447,609 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 447,609 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 447,609 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.35% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 8,367,030 shares of Common Stock outstanding as of August 3, 2017 (as provided in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 11, 2017).

CUSIP No. 28249U105		13G	Page 5 of 11 Pages
1	NAME OF REPORTING PERSONS Sphera Global Healthcare Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 447,609 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 447,609 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 447,609 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.35% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*)  The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 8,367,030 shares of Common Stock outstanding as of August 3, 2017 (as provided in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 11, 2017).

Item 1. (a)	Name of Issuer:

Eiger BioPharmaceuticals, Inc.

(b)	Address of Issuer's Principal Executive Offices:

350 Cambridge Avenue, Suite 350, Palo Alto, CA 94306

Item 2. (a)	Name of Person Filing:

Moshe Arkin

Sphera Funds Management Ltd.

Sphera Global Healthcare GP Ltd.

Sphera Global Healthcare Management LP

(b)	Address of Principal Business Office:

Moshe Arkin – 6 Hachoshlim St., Herzelia, Israel

Sphera Funds Management Ltd. – 21 Ha'arba'ah Street, Tel Aviv 64739, Israel

Sphera Global Healthcare GP Ltd. – 21 Ha'arba'ah Street, Tel Aviv 64739, Israel

Sphera Global Healthcare Management LP – 21 Ha'arba'ah Street, Tel Aviv 64739, Israel

(c)	Citizenship:

Moshe Arkin – Israel

Sphera Funds Management Ltd. – Israel

Sphera Global Healthcare GP Ltd. – Israel

Sphera Global Healthcare Management LP – Israel

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP Number:

28249U105

Item 3.	Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

The securities reported herein are beneficially owned as follows:

•
431,451 shares of Common Stock, representing a total of 5.16% of the total shares of Common Stock outstanding, are held directly by Sphera Global Healthcare Master Fund, which has delegated its investment management authority to Sphera Global Healthcare Management Ltd. (the "Management Company").

•
16,158 shares of Common Stock, representing a total of 0.19% of the total shares of Common Stock outstanding, are held directly by HFR HE Sphera Global Healthcare Master Trust, which has delegated its investment management authority to the Management Company.

The Management Company is managed, controlled, and operated by its general partner, Sphera Global Healthcare GP Ltd., which is controlled jointly by Sphera Funds Management Ltd. and Moshe Arkin.

This Statement shall not be construed as an admission by any of the Reporting Persons that it is the beneficial owner of any of the securities covered by this Statement, and each Reporting Person disclaims beneficial ownership of any such securities.  In addition, the Reporting Persons and other entities named in this Schedule 13G may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934.  Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and each of the Reporting Persons and other entities named in this Schedule 13G disclaims the existence of any such group.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 22, 2017

Moshe Arkin

/s/ Moshe Arkin
By: Moshe Arkin

Sphera Funds Management Ltd.

/s/ Ori Goldfarb
By: Ori Goldfarb
 Title: Chief Executive Officer

Sphera Global Healthcare GP Ltd.

/s/ Ori Goldfarb
By: Ori Goldfarb
Title: Chief Executive Officer

Sphera Global Healthcare Management LP

/s/ Ori Goldfarb
By: Ori Goldfarb
Title: Chief Executive Officer

EXHIBIT NO.          DESCRIPTION

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons, dated as of August 22, 2017.